Exhibit 3.1(a)

Article SEVENTH of the Company's Restated Certificate of Incorporation is amended as follows:

SEVENTH: 1. The number of Directors which shall constitute the whole Board shall be determined by the By-Laws of the corporation except that their number shall be not less than nine (9) nor more than fifteen (15). The Directors Each director who is serving as a director on the date of this Amendment to the Certificate of Incorporation shall hold office until the next annual meeting of stockholders after such date and until his or her successor has been duly elected and qualified. At each annual meeting of stockholders after the date of this Amendment to the Certificate of Incorporation, directors elected at such annual meeting shall be divided into three classes of as nearly equal size as possible (i.e. a variation of not more than one between the number in each class) with respect to the time for which they shall severally hold office. Directors of the First Class first chosen shall hold office for one year or until the first annual election; Directors of the Second Class first chosen shall hold office until the second annual election; and Directors of the Third Class shall hold office until the third annual election. In each annual election or adjournment thereof, the successors to the class of Directors whose terms shall expire at that time shall be elected to hold office for terms of three years so that the term of office of one class of Directors shall expire in each year. elected for a one-year term expiring at the next annual meeting of stockholders. Each Director elected shall hold office until his successor shall be elected and shall qualify or until his earlier resignation or removal.

2. [Intentionally omitted]

3. This Article shall not be amended, altered, changed or repealed unless authorized by the affirmative vote of the holders of two-thirds (2/3) of all of the outstanding shares of stock of each class having voting power.